UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT REPORTS STRONG IMPROVEMENT IN SECOND QUARTER OPERATING PERFORMANCE AND EARNINGS

SIGNATURES

FIAT REPORTS STRONG IMPROVEMENT IN SECOND QUARTER OPERATING PERFORMANCE AND EARNINGS

The board of Directors of Fiat S.p.A. met today under the Chairmanship of Luca Cordero di Montezemolo, to review the consolidated results of the Group for the quarter ended June 30th and the first half of FY 2005.

•	GROUP REVENUES STABLE AT € 12.1 BILLION
•	TRADING PROFIT DOUBLED TO € 360 MILLION FROM € 181 MILLION A YEAR AGO
•	SHARPLY LOWER TRADING LOSS IN AUTO AT € 88 MILLION (€ 238 MILLION IN Q2 2004)
•	ALL BUSINESSES IMPROVED OVER PRIOR YEAR, EXCEPT FOR COMPONENTS
•	NET INCOME OF € 217 MILLION, UP € 463 MILLION FROM A LOSS OF €246 MILLION, HELPED BY € 254 MILLION NET AFTER-TAX UNUSUAL ITEMS
•	NET INDUSTRIAL DEBT DOWN €0.9 BILLION TO € 9.2 BILLION
•	GROUP CONFIRMS FINANCIAL OBJECTIVES FOR 2005

Note. Effective January 1, 2005, the Fiat Group adopted the International Financial Reporting Standards (“IAS/IFRS”). In this Quarterly Report, the comparative data for the corresponding period of 2004 have thus been restated and illustrated in accordance with the new accounting standards. For more information on the content of these standards, as well as the impact of their adoption on the 2004 figures that have already been published, reference is made to the specific Appendix of this report and to the same for the first quarter 2005.

The Group

In the second quarter of 2005, Fiat Group has made rapid progress toward its operational and financial objectives notwithstanding a top line which held constant at € 12.1 billion.

Group trading profit doubled to € 360 million from € 181 million, due to sharply lower losses at Fiat Auto and improved performance at Iveco and CNH, partly offset by a slight deterioration in the Components businesses.

Fiat Auto is well on track to achieve a € 500 million operating loss reduction targeted for this year, and the € 150 million improvement in second quarter trading profit is evidence that the industrial turnaround plan is beginning to bear fruit. This business is now focusing on the significant new product launches which are scheduled for the remainder of the year: Fiat Punto, Alfa 159 and Brera. On the commercial and industrial vehicles side, Iveco posted trading profit margin of 4.5% in the quarter, and continues to perform well in a market showing some signs of fatigue. In the area of agricultural and construction equipment, CNH posted a trading profit margin of 10% in the quarter, notwithstanding a top line growth which was below industry norm.

Unusual items, totalling € 356 million, include the last portion of the GM settlement which was signed in February 2005 (€ 419 million) and other one off items reflecting the restructuring and realignment of Group operations.

Financial charges of € 237 million were in line with the prior year, but investment income from participations were sharply lower, mainly in relation to our joint ventures in China.

The Group earned consolidated net income before minority interests of € 217 million compared with a loss of € 246 million in the prior year.

On a pro-forma basis, assuming the conversion of the mandatory Convertible Loan and the exercise of the Italenergia BIS put, net income of the Group without unusual items for the second quarter would be positive for € 35 million.

In the second quarter of 2005, Fiat Group recorded a net industrial debt down € 0.9 billion to € 9.2 billion and a solid cash position at € 7.3 billion after repayment of € 0.5 billion maturing debt.

The Group has committed significant resources to the improvement of the structural efficiency and competitiveness of all its businesses. Now that all pressing financial matters have been successfully resolved, these efforts can and will intensify in the months to come.

On the basis of its first-half performance and prospects for the balance of the year, Fiat’s management confirms its commitment to the achievement of its 2005 financial objectives.

Automobiles

In the second quarter of 2005, Fiat Auto revenues were up 2.4% to € 5.0 billion, despite a 4.8% drop in unit sales to 433,000. The impact of the volume loss, which resulted from a distribution strategy which favours retail channels, was offset by a shift in product mix toward higher-content vehicles and a favourable currency impact from the consolidation of the Brazilian and Polish operations.

Notwithstanding the reduction in volumes, Fiat Auto was able to slash its losses by nearly two-thirds to € 88 million thanks to a clear focus on margin protection and cost containments across all functions, especially governance, purchasing and manufacturing.

The Fiat brand launched Croma in May 2005, its first new product in the D segment since a number of years. Early reactions from the market are encouraging, and it is fully expected that peak sales of 60,000 vehicles will be reached in 2006. The Alfa 159 was also presented to the press in the second quarter and will be commercially launched in the latter part of the third quarter, followed in the fourth quarter by the new Alfa Romeo coupe, Brera.

The successor to the current Fiat Punto (the highest volume seller in the current portfolio of products) will be presented in Turin in September 2005, with the commercial launch of the product in Italy to follow immediately thereafter. Investments have been sized to yield peak sales of 360,000, and test marketing activities indicate that the product will have a solid reception in the marketplace.

Light commercial vehicles continue their strong performance, both in Europe and in Brazil, with the Fiat Ducato continuing to dominate the market.

Brazilian activities continue to improve over prior periods, in terms of both volumes and profits. Fiasa, our Brazilian auto business, achieved a market share of 25.2% in the second quarter of 2005 (up from 24.4% in 2004) allowing it to claim leadership of the Brazilian passenger car market.

Ferrari revenues were up 12.3% over the second quarter of 2004. This increase reflects higher unit sales of the new model F430 and strong demand for 612 Scaglietti. Ferrrari’s trading profit was up € 10 million to € 40 million in the second quarter of 2005. The improvement is mainly due to increased volume and significant progress made in achieving efficiencies, offset in part by adverse effects of exchange rate movements.

The dramatic increase by 72.2% over the second quarter of last year of Maserati’s revenues reflects the continuous, strong success of the Quattroporte and sales of the limited edition of the MC 12 stradale. The trading loss of € 24 million, recorded by Maserati, improved € 8 million from the second quarter of 2004. The improvement reflects sales increase and a better product/mix, offset in part by an unfavourable currency impact.

Upon dissolution of the joint venture agreement with GM, Fiat consolidated on a line by line basis its share of the Powertrain activities. In the two months since this became effective, the unit posted revenues of € 483 million and trading profit of € 13 million. Sales to other than Fiat Auto were approximately €118 million.

Agricultural and Construction Equipment

In the second quarter of 2005, CNH had revenues of € 2.8 billion substantially flat. Sales in the agricultural equipment business declined 3% in dollar terms, partially offset by an increase of revenues in construction equipment (+ 10%).

Overall and continuing weak environment in Latin America was reflected in the decline of CNH agricultural equipment’s sales, including combines. Sales in Europe were down, while volume was up in North America and the rest of the world.

In the construction equipment field, three of four regions contributed to revenue growth in the second quarter of 2005: North America was up 15% and Latin America was up over 50%, but on a smaller base. Sales in Europe decreased 2%, as the Company continued to adjust its sales and marketing activities as a result of its previously announced brand rationalization. Sales in the rest of the world markets were up 1%.

In the second quarter of 2005, CNH earned a trading profit of € 281, up € 33 million from the same period a year ago. Higher sales prices in both agricultural and construction equipment more than recovered increased materials and components cost in most markets. Trading profit in the quarter benefited from a permanent reduction in the ongoing healthcare cost in the US, which has yielded a one-time adjustment of € 67 million.
Notwithstanding a trading profit margin of 10% in the second quarter of 2005, we believe there is still ample room and need to intensify our efforts in order to bring CNH profitability to its full potential and at par with best in-class competitors.

Commercial Vehicles

The 2.6% improvement of Iveco revenues posted in the second quarter of 2005 reflects an overall 7% increase of unit sold to 46,100 units worldwide of which 33,800 units in Western Europe, representing a 13% increase. In Europe, market demand grew 10.4% and Iveco’s share was substantially unchanged at 10.8%, reflecting a decline in the midium segment and a milder drop in light commercial vehicles, while sales of heavy trucks were stable.

Trading profit of € 110 million which represents 4.5% of sales, was 23.6% up compared with the second quarter of 2004. The improvement reflects higher unit sales, offset in part by a rise in raw material prices and selling expenses.

Components and Production Systems

The drop in aggregate revenues of the Components and Production Systems business area reflects lower sales of Magneti Marelli and Comau, in part offset by Teksid’s positive performance.

Lower Magneti Marelli revenues were mainly due to the treatment of the consolidation of the Electronic Systems Division. Restated on a comparable consolidation and currency basis, revenue would be stable as the drop of shipments to Fiat Group subsidiaries were offset by the sales of Telematics product to third parties. Magneti Marelli Brazilian operations increased their revenues. Changes in the scope of consolidation resulted in a decline of € 4 million of Magneti Marelli trading profit in the second quarter of 2005. Efficiency gains that helped reduce production costs were more than offset by the increased raw material costs.

Comau revenues totalled € 353 million in the second quarter of 2005. The decrease of 16.9% compared with the same period of the prior year reflects the transfer to Iveco, Magneti Marelli, and CNH of the respective Service businesses in Europe. Restated on a comparable consolidation basis, revenues show a decline of 5% due to a decrease in business volume in North America. Comau’s trading loss was € 6 million from a positive result of € 8 million in the second quarter of last year. The result reflects changes in the scope of consolidation, negative pricing caused by intense competitive pressure, and reduced profitability of a bodywork business line contract. Trading conditions are expected to improve significantly in the latter part of the year.

The increase by 17.4% of Teksid revenues recorded in the second quarter of 2005 was primarily due to increased raw material costs and higher prices in the Cast Iron business, while the Magnesium area recorded decreased volume. Trading profit was stable reflecting an improvement in the Cast Iron part of the business.

Other Businesses

The change of scope of consolidation within Business Solutions’ areas of business and Itedi’s lower advertising billings and a decline in La Stampa daily broadsheet newsstand sales were the main drivers in the drop in revenues. Notwithstanding this drop, trading profit of the two businesses held at acceptable level.

The trading loss recorded by Holdings & Miscellanea is mainly due to reduced volumes of the contract related to Italy’s High-Speed Railway Project.

H1 results

In the first half of 2005, Fiat Group revenues totalled € 22.8 billion, down 1% from the prior year. The decline is mainly attributable to Fiat Auto operations, partly compensated by increased revenues at Iveco.

The Group’s trading profit doubled to € 407 million mainly as a result of improvement at Fiat Auto, CNH and Iveco.

The Group earned consolidated net income of € 510 million from a loss of € 638 million. Main factors other than improved trading performance were the reduction in financial charges, largely due to non recurring positive items, and the gain of the GM settlement of € 857 million net of taxes.

Net industrial debt decreased from € 9.4 billion to € 9.2 billion. Amongst other factors, the negative seasonal working capital patterns were largely offset by the settlement payment received from GM.

Full-year outlook

Second quarter results provide a satisfactory indication that efforts aimed at achieving turnaround are bearing fruit. Though we are cautiously optimistic about the future, Fiat Auto is by far not yet out of the wood and all the efforts to improve its structural efficiency will further intensify. At the same time, other businesses have yet to reach fully satisfactory operating performances.

In the second half of the year, most of Fiat’s business sectors expect to continue operating in a competitive economic climate. Nonetheless, the Group confirms its commitment to the achievement of its stated 2005 financial objectives.

Fiat Auto, while it continues to focus on improving its operating efficiencies through realignment of its cost structure, expects higher revenues and substantially improved margins from new models recently introduced or about to be launched. As a result, Fiat Auto confirms its target of an approximately € 500 million reduction in full-year trading losses from € 820 million in 2004.

CNH aims at fully benefiting from the growth of the Construction Equipment business, particularly in the higher-margin North American market, in order to compensate for weaker demand for Agricultural Equipment, especially in Latin America. For 2005 as a whole, CNH expects its revenues to increase by approximately 5% in USD compared with the 2004 level, while its operating margin should increase to approximately 6-6.5 % of revenues.

Iveco expects its revenues to increase by about 2-3% while its operating margin should comfortably exceed the 4% mark. As far as the Components Sectors are concerned, revenues are expected to grow by 5 to 6% over the 2004 level with trading profit at about the same level as the prior year.

The conversion of the mandatory Convertible Loan and the exercise of the Italenergia BIS put will strengthen our capital structure by approximately € 4.8 billion, significantly improving our financial ratios. Moreover, in July, syndication for a € 1 billion 3-year committed credit line was closed. The new facility, that replaces a similar € 1.7 billion one, currently undrawn, provide us with adequate financial flexibility.

The Board of Directors of Fiat S.p.A. decided to call its next meeting, previously scheduled for September 9th, for September 15th in order to deliberate, at the same time, on the capital increase related to the conversion of the mandatory Convertible Loan.

Turin, July 28th, 205

Today, at 5:00 p.m. CET, the Group’s management will present the results for the second quarter of 2005 in a conference call with financial analysts and institutional investors. The call can be followed live and a recording will be available later at the Group’s website www.fiatgroup.com The second quarter report at June 30, 2005 will be posted on the Group’s website www.fiatgroup.com.

Fiat is Italy’s largest industrial group, active in the main segments of the automotive industry, with more than one hundred years' experience and a market presence in more than 190 countries.
In 2004, Fiat Group revenues amounted to € 46.7 billion.
The Group’s principal Sectors are Automobiles (Fiat, Alfa Romeo, Lancia, Fiat Light Commercial Vehicles, Ferrari and Maserati), Agricultural and Construction Equipment (CNH), Commercial Vehicles (Iveco), Components (Magneti Marelli), Production Systems (Comau), Metallurgical Products (Teksid), Services (Business Solutions), and Publishing and Communications (Itedi). At the beginning of 2005, Fiat announced the creation of Fiat Powertrain Technologies, an industrial unit that integrates the Groups’ innovation capabilities and expertise in engines and transmissions.
Fiat S.p.A., the parent company of the Fiat Group, is a public company whose capital stock is listed on the Milan, Frankfurt, Paris Stock Exchanges, and Fiat shares are quoted in London on SEAQ. Fiat’s ADRs are listed on the New York Stock Exchange (NYSE).

Operating performance of the Fiat Group
1st Half	1st Half		2nd Quarter	2nd Quarter
2005	2004	(in millions of euros)	2005	2004
22,807	23,033	Net revenues	12,052	12,009
19,420	19,572	Cost of sales	10,242	10,134
2,240	2,279	Sales,General&Administrative	1,129	1,147
681	691	Research and development	342	348
(59)	(286)	Other income (expenses)	21	(199)
407	205	Trading profit	360	181
20	91	Gain (loss) on the disposal of equity investments	21	4
82	121	Restructuring costs	50	81
1,100	(50)	Other unusual income (expenses)	385	(50)
1,445	125	Operating result	716	54
(436)	(620)	Financial income (expenses)	(237)	(245)
25	100	Result of equity investments	(6)	63
1,034	(395)	Result before taxes	473	(128)
524	243	Income taxes	256	118
510	(638)	Result of continued operations	217	(246)
-	-	Result of discontinued operations	-	-
510	(638)	Net result before minority interest	217	(246)
35	42	Minority interest in net result	37	44
475	(680)	Group interest in net result	180	(290)

Revenues by Business Area
1st Half				2nd Quarter
2005	2004	% change	(in millions of euros)	2005	2004	% change
10,609	10,719	-1.0	Automobiles (Fiat Auto, Fiat Powertrain Technologies, Ferrari, Maserati)	5,628	5,287	+6.4
5,172	5,165	+0.1	Agricultural and Construction Equipment (CNH)	2,839	2,868	-1.0
4,667	4,504	+3.6	Commercial Vehicles (Iveco)	2,439	2,378	+2.6
3,186	3,213	-0.8	Components and Production Systems (M. Marelli, Teksid, Comau)	1,667	1,780	-6.3
787	1,001	-21.4	Other Businesses (Services, Publishing, Holdings and Miscellanea)	401	531	-24.5
(1,614)	(1,569)	n.a.	Eliminations	(922)	(835)	n.a.
22,807	23,033	-1.0	Total for the Group	12,052	12,009	+0.4

Trading profit by Business Area
1st Half				2nd Quarter
2005	2004	Change	(in millions of euros)	2005	2004	Change
(225)	(425)	+200	Automobiles (Fiat Auto, Fiat Powertrain Technologies, Ferrari, Maserati)	(59)	(240)	+181
405	366	+39	Agricultural and Construction Equipment (CNH)	281	248	+33
175	149	+26	Commercial Vehicles (Iveco)	110	89	+21
79	107	-28	Components and Production Systems (M. Marelli, Teksid, Comau)	50	72	-22
(27)	8	-35	Other Businesses (Services, Publishing, Holdings and Miscellanea) and Eliminations	(22)	12	-34
407	205	+202	Total for the Group	360	181	+179

Balance Sheet of the Fiat Group
(in millions of euros)	Net Debt	At 06.30.2005	At 12.31.2004
Intangible assets		5,982	5,578
- Goodwill		2,404	2,157
- Other intangible fixed assets		3,578	3,421
Property, plant and equipment		10,701	(1) 9,437
Investment property		31	46
Investment and other financial assets		2,244	4,025
Leased products		720	740
Deferred tax assets		2,208	2,402
Non-Current Assets		21,886	22,228
Inventories		8,350	(1) 7,257
Trade receivables		5,602	5,491
Receivables from financing activities		16,154	17,498
Other financial assets	(*)	617	851
Current equity investments		34	33
Other receivables		3,006	2,734
Assets held for sale		869	15
Current securities	(*)	552	353
Cash and cash equivalents	(*)	6,796	5,767
Current Assets		41,980	39,999
Accrued income and prepaid expenses		329	295
TOTAL ASSETS		64,195	62,522
Total Assets adjusted for asset-backed financing transactions		54,606	52,348
Stockholders’ equity		6,124	4,928
Provisions		7,887	7,290
- Employee benefits		3,955	3,682
- Other provisions		3,932	3,608
Debt	(*)	31,445	32,191
- Asset-backed financing		9,589	10,174
- Other Debt		21,856	22,017
Other financial liabilities	(*)	244	203
Trade payables		11,173	11,697
Other liabilities		5,282	4,561
Deferred tax liabilities		490	522
Accrued expenses and deferred income		1,550	1,130
TOTAL EQUITY AND LIABILITIES		64,195	62,522
Total Equity and Liabilities adjusted for asset-backed financing transactions		54,606	52,348

NET DEBT	(*)	(23,724)	(25,423)

(1) The item “Property, plant and equipment” and the item “Inventories” were impacted by the restatements entailed by the change in accounting of sales with buy back commitments, as described in the section “Accounting Principles and Methods” of this Quarterly Report. In particular, 416 million euros were reclassified from the item “Property, plant and equipment” to “Inventories” with respect to the 2004 year end figures published in the first quarter 2005 report.

Consolidated Statement of Cash Flows
(in millions of euros)			1st Half 2005	1st Half 2004
A)	Cash and cash equivalents at period-start		5,767	6,845
B)	Cash flows provided by (used in) operating activities during the period:
	Net result before minority interest		510	(638)
	Amortization and depreciation (net of vehicles sold under buy-back commitments)		1,217	1,106
	Gain/loss and other non monetary items		(25)	(194)
	Dividends received		20	11
	Change in provisions		120	(86)
	Change in deferred income taxes		282	91
	Change in items due to buy-back commitments		(58)	(73)
	Change in working capital		(1,011)	(23)
	Total		1,055	194
C)	Cash flows provided by (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)	(1,090)	(1,132)
	-	Equity investments	(30)	(175)
	Proceeds from the sale of fixed assets		131	258
	Net change in receivables from financing activities		144	1,808
	Change in current securities		(151)	60
	Other changes		2,398	178
	Total		1,402	997
D)	Cash flows provided by (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(1,646)	(1,138)
	Increase in capital stock		7	10
	Dividends paid		(16)	(9)
	Total		(1,655)	(1,137)
	Translation exchange differences		227	71
E)	Total change in cash and cash equivalents		1,029	125
F)	Cash and cash equivalents at period-end		6,796	6,970

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney